

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2015

Via E-mail
Mr. Donat K. Madilo
Chief Financial Officer
Gentor Resources Inc.
1 First Canadian Place
100 King Street West, Suite 7070, P.O. Box 419
Toronto, Ontario, M5X 1E3, Canada

Re: Gentor Resources Inc.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed May 1, 2014
File No. 333-130386

Dear Mr. Madilo:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director